UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K For Fiscal Year Ended: December 31, 2017

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

Omagine, Inc.

136 Madison Avenue

Fifth Floor

New York, NY 10016

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

Additional time is required to complete the audit of the Company’s December 31, 2017 consolidated financial statements and the attorney’s and independent public accountants' review of the Company's annual report on Form 10-K.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Frank J. Drohan (212) 563-4141

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

The earnings statements to be included in the Company’s report on Form 10-K for its 2017 fiscal year are expected to reflect an approximately 9% decrease in the Company’s loss from operations as compared to its fiscal year 2016 loss from operations. Notwithstanding the foregoing sentence, Company management determined in March 2018 that the uncertainty surrounding the eventual outcome of the Omagine Project is now so great that the carrying value recorded for the Company’s Land Rights should be fully reserved and such earnings statements are therefore also expected to reflect an approximately 14,710 % increase in the Company’s total net loss as compared to its fiscal year 2016 total net loss in order to reflect such management determination as of the Company’s recent fiscal year end.

As a result of such uncertainty, management recently determined that the $718,614,000 carrying value of the Company’s Land Rights may in fact not be recoverable. The full value of such Land Rights has therefore been reserved as of December 31, 2017 in the financial statements for the Registrant’s majority owned subsidiary Omagine LLC and in the Registrant’s consolidated financial statements.

Omagine, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2018

/s/ Frank J. Drohan

FRANK J. DROHAN, Chairman

of the Board of Directors,

President and Chief

Executive and Financial Officer

(Principal Executive Officer and

Principal Financial Officer)